                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                  No.       X
                 -------------        -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

     China Southern Airlines Company Limited (the "Company") on October 28, 2005 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's third quarterly report of 2005. A copy of the English announcement is included in this Form 6-K of the Company.

                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                         THIRD QUARTERLY REPORT OF 2005

--------------------------------------------------------------------------------
SUMMARY

The unaudited financial statements of the Company for the Third Quarterly Report were prepared in accordance with the PRC GAAP.

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.
--------------------------------------------------------------------------------

1     IMPORTANT NOTICE

      1.1 The directors of the Company (the "Directors") collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

      1.2 Mr. Liu Shao Yong, the Chairman, and Mr. Liu Ming Qi, an executive Director did not attend the board meeting. Mr. Liu Shao Yong appointed Mr. Si Xian Min, the President, to attend and execute the relevant documents on his behalf.

      1.3 The financial statements of the Company for the Third Quarterly Report were unaudited.

      1.4 Mr. Liu Shao Yong (Chairman), Mr. Si Xian Min (Chief of Accounting Work, President), Mr. Xu Jie Bo (Chief Financial Officer) and Mr. Xiao Li Xin (Chief of Accounting Department and General Manager of the Financial Department) of the Company, warrant that the Third Quarterly Report is true and complete.

2     BASIC PARTICULARS OF THE COMPANY

2.1   BASIC INFORMATION OF THE COMPANY


      Stock abbreviation:  China South Air
      Stock code:          600029 (A share), 1055 (H share), ZNH (ADS)

                                                                SECURITIES
                                    COMPANY SECRETARY           REPRESENTATIVE
      Name:                         Su Liang                    Lei Bin
      Correspondence Address:       No. 278 Ji Chang Road,      No. 278 Ji Chang Road,
                                    Guangzhou                   Guangzhou
      Telephone:                    020-86124737, 86124462      020-86124737, 86124462
      Facsimile:                    020-86659040                020-86659040
      E-mail address:               ir.cz@cs-air.com            ir.cz@cs-air.com

2.2   FINANCIAL INFORMATION

2.2.1 Major Accounting Data and Financial Indices

                                                AS AT 30             AS AT 31
                                          SEPTEMBER 2005        DECEMBER 2004           CHANGE
                                                                                           (%)

      Total assets (RMB' million)                 71,886               63,210            13.73
      Shareholders' equity
       (excluding minority
       interests) (RMB' million)                  11,674               11,653             0.18
      Net assets per share (RMB)                    2.67                 2.66             0.38
      Adjusted net assets per
       share (RMB)                                  2.57                 2.55             0.78


                                                FOR THE              FOR THE
                                            PERIOD FROM          PERIOD FROM
                                         1 JULY 2005 TO    1 JANUARY 2005 TO
                                           30 SEPTEMBER         30 SEPTEMBER
                                                   2005                 2005           CHANGE
                                                                                          (%)


      Net cash outflow from
       operating activities
       (RMB' million)                               520                3,149           -74.66
      Earnings per share (RMB)                     0.19               0.0021           295.83
      Return on net assets (%)                     7.30                 0.08      Increase of
                                                                                       314.77
                                                                                   percentage
                                                                                       points

      Return on net assets after
       extraordinary gains and
       losses (%)                                  7.26                 0.30      Increase of
                                                                                       327.06
                                                                                   percentage
                                                                                       points


      EXTRAORDINARY GAINS/LOSSES                                                       AMOUNT
                                                                               (RMB' million)

      Gains on disposal of fixed                                                            1
       assets, net
      Non-operating income and expenses
       after provision for assets                                                         -32
       impairment
      Effect of the above on taxation                                                       5
                                                                               --------------
      Total                                                                               -26
                                                                               ==============


2.2.2 Unaudited Profit and Loss Account

                                                  CONSOLIDATED                            THE COMPANY
                                        FOR THE PERIOD    FOR THE PERIOD       FOR THE PERIOD     FOR THE PERIOD
                                                  FROM              FROM                 FROM               FROM
                                        1 JULY 2005 TO    1 JULY 2004 TO       1 JULY 2005 TO     1 JULY 2004 TO
      ITEMS                               30 SEPTEMBER      30 SEPTEMBER    30 SEPTEMBER 2005       30 SEPTEMBER
                                                  2005              2004                                    2004
                                        (RMB' million)    (RMB' million)       (RMB' million)     (RMB' million)

      REVENUE FROM PRINCIPAL                    11,401             6,733                9,141              4,646
      OPERATIONS
      Less: Costs of  principal                  9,273             5,246                7,540              3,789
       operations
      Business taxes and surcharges                328               189                  252                125
                                              --------          --------             --------           --------

      PROFIT FROM PRINCIPAL                      1,800             1,298                1,349                732
      OPERATIONS
      Add:  Profit from other                       45                11                   26                 37
            operations
      Less: Selling expenses                       814               566                  647                417
            General and
             administrative
             expenses                              460               312                  317                191
            Financial expenses                    -437               100                 -443                 79
                                              --------          --------             --------           --------

      OPERATING PROFIT                           1,008               331                  854                 82
      Add:  Investment income                      102                14                   98                123
            Non-operating income                     8                21                    6                 19
      Less: Non-operating expenses                   5                13                    5                  5
                                              --------          --------             --------           --------

      PROFIT BEFORE INCOME TAX                   1,113               353                  953                219
      Less: Income tax                             119                72                  101                 11
            Minority interests                     142                73                   --                 --
                                              --------          --------             --------           --------

      NET PROFIT                                   852               208                  852                208
                                              ========          ========             ========           ========

                                                  CONSOLIDATED                              THE COMPANY
                                       FOR THE PERIOD       FOR THE PERIOD       FOR THE PERIOD      FOR THE PERIOD
                                                 FROM                 FROM                 FROM                FROM
                                    1 JANUARY 2005 TO    1 JANUARY 2004 TO    1 JANUARY 2005 TO   1 JANUARY 2004 TO
     ITEMS                               30 SEPTEMBER         30 SEPTEMBER    30 SEPTEMBER 2005        30 SEPTEMBER
                                                 2005                 2004                                     2004
                                       (RMB' million)       (RMB' million)       (RMB' million)      (RMB' million)

     REVENUE FROM PRINCIPAL                    29,454               17,900               23,247              12,361
     OPERATIONS
     Less: Costs of principal                  25,197               14,022               20,179              10,017
            operations
           Business taxes and
            surcharges                            846                  508                  640                 332
                                             --------             --------             --------            --------

     PROFIT FROM PRINCIPAL                      3,411                3,370                2,428               2,012
     OPERATIONS
     Add:  Profit from other                      285                  106                  179                 102
            operations
     Less: Selling expenses                     2,104                1,435                1,655               1,048
           General and
            administrative
            expenses                            1,322                  790                  907                 465
           Financial expenses                     146                  432                   56                 357
                                             --------             --------             --------            --------

     OPERATING PROFIT                             124                  819                  -11                 244
     Add:  Investment income                       92                   43                   93                 294
           Non-operating income                    31                   70                   22                  63
     Less: Non-operating expenses                  62                   38                   50                  12
                                             --------             --------             --------            --------

     PROFIT BEFORE INCOME TAX                     185                  894                   54                 589
     Less: Income tax                              62                  160                   45                  48
           Minority interests                     114                  193                    -                   -
                                             --------             --------             --------            --------

     Net Profit                                     9                  541                    9                 541
                                             ========             ========             ========            ========


2.3 AS AT THE END OF THE REPORTING PERIOD, THE TOTAL NUMBER OF SHAREHOLDERS AND THE SHAREHOLDINGS OF TEN LARGEST LISTED SHAREHOLDERS OF LISTED SHARES OF THE COMPANY WERE AS FOLLOWS:

     TOTAL NUMBER OF SHAREHOLDERS                             129,733 shares


              SHAREHOLDINGS OF THE TEN LARGEST LISTED SHAREHOLDERS


                                                    SHAREHOLDINGS AS AT
                                                           30 SEPTEMBER             NATURE OF
     NAME OF SHAREHOLDERS (FULL NAME)                              2005           SHARES HELD


     HKSCC Nominees Limited                               1,151,020,998              H Shares
     Bank of China -- Haifutong Return
      Growth Securities Investment Fund                      50,000,000              A Shares
     Industry and Commerce Bank of China
      -- Shangzheng 50 Trading &
         Opening Index Fund                                  26,526,446              A Shares
     National Social Security Fund 103                       20,080,000              A Shares
      Portfolio
     Bank of China -- Jiashi Service
      Value-added
      Industry Securities Investment Fund                    18,781,353              A Shares
     Tongqian Securities Investment Fund                     18,580,400              A Shares
     Hong Wen Hui                                            14,566,679              A Shares
     Bank of Communications -- Rongtong
      Industries
      Prosperity Securities Investment Fund                  14,189,150              A Shares
     Industry and Commerce Bank of China
      -- BOC International China Selected
      Portfolio Securities Investment Fund                   14,169,124              A Shares
     Jingfu Securities Investment Fund                       12,934,627              A Shares

3    MANAGEMENT DISCUSSION AND ANALYSIS

3.1 BRIEF ANALYSIS OF THE COMPANY'S OVERALL OPERATIONAL ACTIVITIES DURING THE REPORTING PERIOD

     As approved at the extraordinary general meeting on 31 December 2004, the Company has acquired the relevant assets of the airline operations of China Northern Airlines Company and Xinjiang Airlines Company ("Joint Restructuring"). During the period, the management was committed to the consolidation of the enlarged company, which involves the completion of a series of unified works in stages such as route network, brandname, sales, operation, financial management and IT platform, in order to realize the accompanied synergy effect. As a result of the Joint Restructuring, all operational indices were remarkably increased as compared to the same period of last year. However, due to the continuous hiking jet fuel price and its likely upward trend, the Company was under great pressure of escalating costs. During the period, the Company's traffic volume was 2,042.04 million tonne-kilometers, representing a growth of 60.62% over the same period last year; passengers carried were 126,079,800, representing an increase of 63.31% from the same period last year; cargo and mail traffic amounted to 213,600 tonne, representing an increase of 51.67% from the same period of last year. Revenue from principal operations for the third quarter was RMB11,401 million, an increase of 69.33% from the same period last year, profit from the principal operations was RMB1,800 million, an increase of 38.67% from the same period last year, and net profit increased by 309.62% to RMB852 million from RMB208 million in the same period last year. From the first quarter to the third quarter of this year, the Company's total traffic volume was 5,384.73 million tonne-kilometers, representing an increase of 55.8% from the same period last year, passengers carried were 328,628,200, an increase of 64.55% from the same period last year, cargo and mail traffic amounted to 5,613,500 tonne, an increase of 37.6% from the same period last year, and the passenger load factor was 70.3%, an increase of 1.4% from the same period last year. Total revenue from principal operations was RMB29,454 million, an increase of 65% from the same period last year. Profit from principal operations was RMB3,411 million, an increase of 1.22% from the same period last year, and net profit was RMB9 million for the period from 1 January 2005 to 30 September 2005 as compared to net profit was RMB541 million in the same period last year.

      On 21 July 2005, the People's Bank of China ("PBOC") announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. Renminbi is no longer pegged to US dollar and a more flexible Renminbi exchange rate regime is developed. The exchange rate of US dollar against Renminbi was adjusted upward to RMB8.11 per US dollar with effect from the close of business on 21 July 2005. The Company was benefited from the Renminbi appreciation as it finances its aircraft acquisitions and conducts other transactions in US dollar e.g. jet fuel, lease of aviation equipment, acquisition and major repair, and it still has a substantial amount of debt in US dollar. In addition, landing fees for international flights are denominated in foreign currencies making the Company a beneficiary of the appreciation of Renminbi. Renminbi appreciation will also bring a one-off exchange gain to the Company and reduce its operating costs which are denominated in foreign currencies. On the other hand, the Group faces greater challenge from international routes.

3.1.1 Principal operations or products representing more than 10% of the income or profit from the Company's principal operations

                                                                                       Unit: RMB' million
---------------------------------------------------------------------------------------------------------
                                       REVENUES FROM                    COSTS OF                    GROSS
                                           PRINCIPAL        PRINCIPAL OPERATIONS            PROFIT MARGIN
                                          OPERATIONS                                                  (%)
---------------------------------------------------------------------------------------------------------
      Passengers                              26,892                      25,197                    14.45
------------------------------------------------------------
      Cargo                                    2,330
------------------------------------------------------------
      Others                                     232
---------------------------------------------------------------------------------------------------------

3.1.2 Composition of profit of the reporting period (the significant changes in the proportion of profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating results of the total profit as compared with the previous reporting period and the related explanation)

      Renminbi appreciation will also bring a one-off exchange gain to the Company as it has finances its aircraft acquisitions by a substantial amount of debt in US dollar. The expenses denominated in US dollars during the period from 1 July 2005 to 30 September 2005 decreased by 15% as compared to the same period last year.



                                                By Order of the Board of
                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED
                                                      LIU SHAO YONG
                                                        Chairman


Guangzhou, the People's Republic of China
27 October 2005

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors: and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By           /s/   Su Liang
                                            ------------------------------------
                                         Name:  Su Liang
                                         Title: Company Secretary


Date: October 31, 2005